# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DIANA SHIPPING INC., CIK 0001318885
CUSIP: Y2066G104
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Pendelis 16, 175 64 Palaio Faliro, Athens, Greece (J3), 00000
Date of event which requires filing of this statement: 04/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002037831

## Reporting persons
- F. Laeisz GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 7,482,248; sole dispositive power 0; shared dispositive power 7,482,248; aggregate amount beneficially owned 7,482,248 (6% of the class)
  Comment: Represents 6,670,492 shares of common stock of the Issuer, par value $0.01 per share ("common shares"), and 811,756 common shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH. The warrants are convertible at a current conversion rate of 1.68147, which includes a "Bonus Share Fraction," as set forth and described in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2026 (the "Annual Report"), which is readjusted periodically in conjunction with the record date for dividends or distributions on the Issuer's common shares.
  
  Percentage calculation based on a denominator equal to (a) 123,539,757 common shares outstanding as of March 12, 2026, as reflected in the Annual Report plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.
  
  Comment for Type of Reporting Person: The reporting persons initially filed a Schedule 13G with respect to the securities of the Issuer on October 18, 2024, and amended such Schedule 13G on April 30, 2025. Subsequently, on June 6, 2026, the reporting persons' investment intent changed with respect to the securities of the Issuer and the reporting persons filed a Schedule 13D on June 12, 2025 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of April 17, 2026, the reporting persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the reporting persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act. This Schedule 13G operates as an amendment to the Schedule 13D filed by the reporting persons with respect to the Issuer on June 12, 2025.
- KG Reederei N. Schues mbH + Co.: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 7,482,248; sole dispositive power 0; shared dispositive power 7,482,248; aggregate amount beneficially owned 7,482,248 (6% of the class)
  Comment: Represents 6,670,492 common shares, and 811,756 common shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH. The warrants are convertible at a current conversion rate of 1.68147, which includes a "Bonus Share Fraction," as set forth and described in the Annual Report, which is readjusted periodically in conjunction with the record date for dividends or distributions on the Issuer's common shares.
  
  Percentage calculation based on a denominator equal to (a) 123,539,757 common shares outstanding as of March 12, 2026, as reflected in the Annual Report plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.
  
  The reporting persons initially filed a Schedule 13G with respect to the securities of the Issuer on October 18, 2024, and amended such Schedule 13G on April 30, 2025. Subsequently, on June 6, 2026, the reporting persons' investment intent changed with respect to the securities of the Issuer and the reporting persons filed a Schedule 13D on June 12, 2025 in accordance with Rule 13d-1(e) of the Exchange Act. As of April 17, 2026, the reporting persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the reporting persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act. This Schedule 13G operates as an amendment to the Schedule 13D filed by the reporting persons with respect to the Issuer on June 12, 2025.
- Nikolaus H. Schues: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 7,482,248; sole dispositive power 0; shared dispositive power 7,482,248; aggregate amount beneficially owned 7,482,248 (6% of the class)
  Comment: Represents 6,670,492 common shares, and 811,756 common shares issuable upon the conversion of 482,766 warrants, in each case held by F. Laeisz GmbH. The warrants are convertible at a current conversion rate of 1.68147, which includes a "Bonus Share Fraction," as set forth and described in the Annual Report, which is readjusted periodically in conjunction with the record date for dividends or distributions on the Issuer's common shares.
  
  Percentage calculation based on a denominator equal to (a) 123,539,757 common shares outstanding as of March 12, 2026, as reflected in the Annual Report plus (b) 482,766 warrants outstanding (multiplied by the conversion rate), in each case held by F. Laeisz GmbH.
  
  The reporting persons initially filed a Schedule 13G with respect to the securities of the Issuer on October 18, 2024, and amended such Schedule 13G on April 30, 2025. Subsequently, on June 6, 2026, the reporting persons' investment intent changed with respect to the securities of the Issuer and the reporting persons filed a Schedule 13D on June 12, 2025 in accordance with Rule 13d-1(e) of the Exchange Act. As of April 17, 2026, the reporting persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the reporting persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act. This Schedule 13G operates as an amendment to the Schedule 13D filed by the reporting persons with respect to the Issuer on June 12, 2025.

## Item 1. Issuer
Name of issuer: DIANA SHIPPING INC.
Address of issuer's principal executive offices: Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

## Item 2. Person Filing
Name of person filing:
The reporting persons initially filed a Schedule 13G with respect to the securities of the Issuer on October 18, 2024, and amended such Schedule 13G on April 30, 2025. Subsequently, on June 6, 2026, the reporting persons' investment intent changed with respect to the securities of the Issuer and the reporting persons filed a Schedule 13D on June 12, 2025 in accordance with Rule 13d-1(e) of the Exchange Act. The reporting persons no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the reporting persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act. This Schedule 13G operates as an amendment to the Schedule 13D filed by the reporting persons with respect to the Issuer on June 12, 2025. This Schedule 13G is filed jointly by each of the following persons pursuant to a joint filing agreement attached as Exhibit 99.1 to this Schedule 13G:

F. Laeisz GmbH ("Laeisz")
KG Reederei N. Schues mbH + Co. ("KG Reederei")
Nikolaus H. Schues ("Mr. Schues" and together with Laeisz and KG Reederei, the "Reporting Persons")

Laeisz is 48% owned and controlled by KG Reederei. KG Reederei is 68.75% owned and controlled by Mr. Schues.
Address of principal business office or, if none, residence:
The principal business office of each of Reporting Person is:

Trostbruecke 1
20457 Hamburg
Germany
Citizenship:
Laeisz is a German corporation.
KG Reederei is a German corporation.
Mr. Schues is a German citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Laeisz 7,482,248
KG Reederei 7,482,248
Mr. Schues 7,482,248
Percent of class:
Laeisz 6.0%
KG Reederei 6.0%
Mr. Schues 6.0%
Sole power to vote or to direct the vote:
Laeisz 0
KG Reederei 0
Mr. Schues 0
Shared power to vote or to direct the vote:
Laeisz 7,482,248
KG Reederei 7,482,248
Mr. Schues 7,482,248
Sole power to dispose or to direct the disposition:
Laeisz 0
KG Reederei 0
Mr. Schues 0
Shared power to dispose or to direct the disposition:
Laeisz 7,482,248
KG Reederei 7,482,248
Mr. Schues 7,482,248

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- F. Laeisz GmbH: /s/ Hannes Thiede, Hannes Thiede, Managing Director/COO (04/21/2026)
- F. Laeisz GmbH: /s/ Joern Scheller, Joern Scheller, Director Finance (04/21/2026)
- KG Reederei N. Schues mbH + Co.: /s/ Nikolaus H. Schues, Nikolaus H. Schues, Authorized Signatory (04/21/2026)
- Nikolaus H. Schues: /s/ Nikolaus H. Schues, Nikolaus H. Schues (04/21/2026)